Filed pursuant to Rule 424(b)(3)
Registration No. 333-236926

IMPORTANT NOTICE

ProShares Ultra Bloomberg Crude Oil (UCO)

ProShares UltraShort Bloomberg Crude Oil (SCO)

(each, an “Oil Fund”, and together, the “Oil Funds”)

Supplement dated July 30, 2020

to each Oil Fund’s Prospectus and Disclosure Document

Dated March 30, 2020, each as supplemented

The Prospectus and Disclosure Document for each Oil Fund are hereby revised to reflect that:

Current Portfolio and Benchmark Exposure. Currently, each Oil Fund has approximately 1/3 of its portfolio exposed to the October 2020 WTI crude oil futures contract, approximately 1/3 of its portfolio exposed to the November 2020 WTI crude oil futures contract, and approximately 1/3 of its portfolio exposed to the December 2020 WTI crude oil futures contract. The Funds’ benchmark currently is exposed to September 2020 WTI crude oil futures contracts, and will begin to roll to November 2020 WTI crude oil futures contracts on August 7, 2020.

Change to Investment Strategies. Each Oil Fund, in anticipation of the benchmark’s upcoming roll, and in order to help manage the impact of recent extraordinary conditions and volatility in the markets for crude oil and related Financial Instruments, intends to adjust its portfolio exposure as described below.

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By the close of business on Wednesday, August 5, 2020, each Oil Fund intends to transition its exposure to the October 2020 WTI crude oil futures contract into exposure to the December 2020 WTI crude oil futures contract. As a result of this transition, each Fund expects to have approximately 1/3 of its portfolio exposed to the November 2020 WTI crude oil futures contract and approximately 2/3 of its portfolio exposed to the December 2020 WTI crude oil futures contract by the close of business on Wednesday, August 5, 2020.

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In addition, by the close of business on Thursday, August 6, 2020, each Oil Fund intends to transition its exposure to the November 2020 WTI crude oil futures contract into exposure to the June 2021 WTI crude oil futures contract. As a result of this transition, each Fund expects to have approximately 2/3 of its portfolio exposed to the December 2020 WTI crude oil futures contract and approximately 1/3 of its portfolio exposed to the June 2021 WTI crude oil futures contract by the close of business on Thursday, August 6, 2020.

Following this portfolio transition each Oil Fund will have exposure to WTI crude oil futures contracts that are not included in the current benchmark. As a result, the performance of each Fund should not be expected to correspond to two times (2x), or two times the inverse (-2x), as applicable, of the daily performance of its current benchmark. Each Fund’s performance could differ significantly from its stated investment objective.

In addition, to the extent an Oil Fund has exposure to a longer-dated WTI crude oil futures contract (e.g., December 2020 and June 2021 instead of September 2020), the performance of the Fund may be expected to deviate to a greater extent from the “spot” price of WTI crude oil (which the Fund does not seek to track) than if the Fund had exposure to a shorter-dated futures contract. WTI crude oil futures contracts (and thus each Fund) typically perform very differently from the “spot” price of WTI crude oil. The performance of each Fund therefore will very likely differ in amount, and possibly even direction, from the performance of the “spot” price of WTI crude oil.

There can be no guarantee that each Oil Fund will be able to implement the strategies described above or in its Prospectus, continue to use such strategies, or that such strategies will be beneficial. Recent global developments affecting crude oil markets and the markets for crude oil futures contracts have dramatically increased volatility and increased the likelihood of investors suffering significant or total loss from crude oil-related investments, including an investment in a Fund.

Change to new Benchmark Index. Each Oil Fund intends to change its benchmark from the Bloomberg WTI Crude Oil SubindexSM to the Bloomberg Commodity Balanced WTI Crude Oil IndexSM (“New Benchmark”). In order for the Funds to implement this change, the U.S. Securities and Exchange Commission (the “SEC”) must approve changes to the exchange listing rules applicable to the Funds. If the SEC approves the listing rule changes, the Funds will update their Prospectus and Disclosure Document and file with the SEC a Current Report on Form 8-K describing the New Benchmark. Thereafter, each Fund will seek daily investment results, before fees and expenses, that correspond to the New Benchmark’s performance times the stated multiple in the Fund’s investment objective.

The New Benchmark aims to track the performance of three separate contract schedules for WTI Crude Oil futures. The contract schedules are equally-weighted in the New Benchmark (1/3 each) at each semi-annual reset in March and September. At each reset date, one-third of the New Benchmark is designated to follow a monthly roll schedule. Each month this portion of the New Benchmark rolls from the current futures contract (called “Lead” by Bloomberg, and which expires one month out) into the following month’s contract (called “Next” by Bloomberg and which expires two months out). The second portion of the New Benchmark is always designated to be in a June contract, and follows an annual roll schedule in March of each year in which the June contract expiring in the current year is rolled into the June contract expiring the following year. The remaining portion is always designated to be in a December contract, and follows an annual roll schedule in September of each year in which the December contract expiring in the current year is rolled into the December contract expiring the following year. The weighting (i.e., percentage) of each of the three contract schedules included in the New Benchmark fluctuates above or below one-third between the semi-annual reset dates due to changing futures prices and the impact of rolling the futures positions. As a result, the weighting of each contract in the New Benchmark will “drift” away from equal weighting. The New Benchmark reflects the cost of rolling the futures contracts included in the New Benchmark, without regard to income earned on cash positions. The New Benchmark is not linked to the “spot” price of WTI crude oil. The methodology for determining the composition of the New Benchmark and for calculating its level may be changed at any time by Bloomberg without notice. The daily performance of the New Benchmark is published by Bloomberg Finance L.P. and is available under the Bloomberg ticker symbol: BCBCLI Index.

These securities have not been approved or disapproved by the United States Securities and Exchange Commission (the “SEC”) or any state securities commission nor has the SEC or any state securities commission passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

NEITHER THE TRUST NOR ANY FUND IS A MUTUAL FUND OR ANY OTHER TYPE OF INVESTMENT COMPANY AS DEFINED IN THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, AND NEITHER IS SUBJECT TO REGULATION THEREUNDER.

THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS OF PARTICIPATING IN THIS POOL NOR HAS THE COMMISSION PASSED ON THE ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT.

Please retain this supplement for future reference.